03013831

AB 3/4/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL PROCESSING RECEIVED FEB 28 2003 WASH. D.C. SECTION

SEC FILE NUMBER
8- 38377

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January1,2002 (MM/DD/YY) AND ENDING December 31,2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
TFS SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

437 Newman Springs Road
(No. and Street)

Lincroft (City) NJ (State) 07738 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas P. Hyland (732)758-9300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard Holland & Company
(Name – *if individual, state last, first, middle name*)

411 Pompton Avenue (Address) Cedar Grove (City) NJ (State) 07009 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas P. Hyland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TFS SECURITIES, INC., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SWORN TO AND SUBSCRIBED BEFORE ME ON THIS DATE

FEB 27 2003

LINDA HYLAND-RASH
Notary Public of New Jersey
Commission Expires 6/5/2007

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TFS SECURITIES, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2002

TABLE OF CONTENTS

HOLLAND & COMPANY
Certified Public Accountants
411 POMPTON AVENUE
CEDAR GROVE, NEW JERSEY 07009

RICHARD K. HOLLAND, CPA/PFS
WILLIAM S. LOCKWARD, CPA
DANIEL R. HOLLAND, CPA

(973) 857-0666
FAX (973) 857-7135

Board of Directors
TFS Securities, Inc.
PO Box 487
Lincroft, New Jersey 07738

We have audited the accompanying statement of financial condition of TFS Securities, Inc., as of December 31, 2002, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TFS Securities, Inc. as of December 31, 2002, and the results of their operations and their cash flow for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Holland & Company
Certified Public Accountant
February 26, 2003

TFS SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$	244,093
Deposits - NASD/CRD Acct		380
Deposit - Pershing		25,000
Total Assets	$	269,473

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Payroll Taxes Payable	$	2,329
Simple IRA Plan Payable		22,042
Legal Fees Payable		37,155
Parent Co. Management Fee Payable		51,600
Total Liabilities		113,126
Stockholders' Equity		
Common Stock - $100.00 par value		
10,000 share authorized		
804 shares issued and outstanding		80,400
Additional Paid in Capital		70,000
Retained Earnings		5,947
Total Stockholders' Equity		156,347
Total Liabilities and Stockholders' Equity	$	269,473

*The accompanying notes are an intergral part of these financial statements.

TFS SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues		
Dealer and Trading Transactions	$ 12,001,591	
Interest and Investment Income	7,531	
Other Income	57,177	
Total Revenues		$ 12,066,299
Direct Costs		
Commissions & Advisory Fees Paid	10,264,745	
Representative's Fund Reimbursements	7,957	
Total Direct Costs		10,272,702
Gross Profit		1,793,597
Operating Expenses		
Payroll & Bonuses	727,516	
Payroll Taxes & Benefits	66,852	
Office & Computer Expenses	52,766	
Postage Expense	19,539	
Equipment Leasing Expense	4,930	
Telephone & Utilities	9,773	
Dues, Fees and Assessments	173,899	
Rent	36,673	
Market and Advertising	2,638	
Professional Fees	114,832	
Bank Charges & Interest	4,571	
Reimbursed Employee Business Expenses	39,876	
Insurance	53,854	
Corporate Taxes	240	
Fidelity and Surety Bonds	30,769	
Licenses and Registrations	39,241	
Consulting Fees	100,950	
Datalynx and Pershing Fees	76,572	
Miscellaneous Expenses	9,395	
Settlement Expenses	60,000	
Conventions and Seminars	2,020	
Overhead Expense - PC	173,544	
Total Operating Expenses		1,800,450
Net Income		$ (6,853)
Earnings per share of common stock		$ (8.52)

*The accompanying notes are an intergral part of these financial statements.

TFS SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock	Additional Paid in Capital	Retained Earnings
Beginning Balance at January 1, 2002	$ 80,400	$ 0	$ 12,800
Add: Shareholder Contributions		70,000	
Net Income (Loss)			(6,853)
Less: Distributions to Shareholders			0
Ending Balance at December 31, 2002	$ 80,400	$ 70,000	$ 5,947

*The accompanying notes are an intergral part of these financial statements.

TFS SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash Flows from Operating Activities				
Net Income (Loss)			$	(6,853)
Adjustments to reconcile Net Income to Net Cash provided by Operating Activities:				
Changes In:				
Deposits - NASD/CRD Acct	$	2,485		
Payroll Taxes Payable		244		
Simple IRA Plan Payable		22,042		
Legal Fees Payable		37,155		
Accrued Expenses		(639)		
Parent Co. Management Fee Payable		51,600		
Total Adjustments				112,887
Net Cash Provided by Operating Activities				106,034
Cash Flows from Financing Activities				
Proceeds from Additional Paid in Capital				70,000
Net Increase (Decrease) in Cash				176,034
Cash Balances - Beginning of Period				68,059
Cash Balances - End of Period			$	244,093

Supplemental cash flow disclosures:		
Interest Paid	$	0
Income Taxes Paid	$	0

*The accompanying notes are an intergral part of these financial statements.

TFS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 1- *Organization and Nature of Business*

The Company is a broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers (NASD). The Company is a closely held corporation, operates with several hundred representatives mostly located through out the State of New Jersey. However, the organization does have representatives in many other States. The broker-dealer's primary source of revenue is providing brokerage services to customers, who are predominately small and middle-market businesses and middle and high income individuals.

Note 2- *Significant Accounting Policies*

Transactions

Securities transactions are recorded on a settlement date basis, in accordance with generally accepted accounting principles.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Income Taxes

The Company has elected by consent of its shareholders to be taxed under the provisions of subchapter S of the Internal Revenue Code. Accordingly, no provisions or liability for Federal income taxes is reflected in the accompanying statements. Instead, the shareholders are liable for individual Federal income taxes on their respective share of the Company's taxable income.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fixed Assets:

Fixed Assets are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property and equipment are sold or retired, the related cost and accumulated depreciation or amortization are removed from the accounts and any gain or loss is included in income.

Cash Equivalents:

For the purpose of the statement of cash flows, the company considers all highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Note 3- *Pension Plan*

The Company has established a SIMPLE IRA retirement plan for its' employees. An employee is eligible to participate in any calendar year if he or she received at least $5,000 of compensation during each of the two preceding calendar years. The Plan must permit each eligible employee to elect to have the employer make payments to the SIMPLE IRA Account. An employee may terminate participation in the SIMPLE IRA plan at any time during the calendar year. The Company must match the elective contribution of the employee in an amount not exceeding 3% of the employee's compensation.

Note 4- *Commitments and Contingent Liabilities*

The Company is a defendant in lawsuits incidental to its securities business. Management of the Company, after consultation with legal counsel, believes that the resolution of these various lawsuits will not result in any material adverse effect on the Company's financial position.

Note 5- *Net Capital Requirements*

The Company is subjected to the Securities and Exchange Commission "Uniform Net Capital Rule" (Rule 15C3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2002, the Company had net capital of $155,836, which was $105,836 in excess of its required net capital $50,000. The Company's net capital ratio was .73 to 1.

Note 6- *Basic Earnings Per Share*

Basic earnings per share of common stock were computed by dividing income available to common stockholders, by the weighted average number of common shares outstanding for the year. Diluted earnings per share are not presented because the Company has no dilutive potential common shares.

Note 7- *Rent and Parent Company Overhead*

The Company rents office facilities from a partnership owned by the Company's shareholders. The Company also pays shared administrative and overhead expenses to a corporation that is owned by its shareholders. The total amount of expenses to the related parties was $210,217 for the year ended December 31, 2002. The Company also owed the related entity $51,600 in management and overhead expenses at December 31, 2002.

SCHEDULE I

TFS SECURITIES, INC.
COMPUTATION OF NET CAPITAL AND AGGREGATED INDEBTEDNESS
AS OF DECEMBER 31, 2002

NET CAPITAL				
Total Stockholders' Equity qualified for Net Capital			$	156,347
Deductions and/or charges				
Non-Allowable Assets				
Deposits - NASD/CRD Acct				380
Net Capital Before Haircuts on Securities				155,967
Haircuts on Securities - Certificate of Deposit				131
Net Capital			$	155,836
AGGREGATE INDEBTEDNESS				
Items included in statement of financial condition				
Payroll Taxes	$	2,329		
Simple IRA Plan Payable		22,042		
Legal Fees Payable		37,155		
Parent Co. - Management Fee Payable		51,600		
Total Aggregated Indebtedness			$	113,126
COMPUTATION OF BASIC CAPITAL REQUIREMENT				
Minimum Net Capital Required			$	50,000
Excess Net Capital at 1500%			$	105,836
Excess Net Capital at 1000%			$	144,523
Ratio: Aggregate Indebtedness to Net Capital			$	.73 to 1

SCHEDULE II

TFS SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
DECEMBER 31, 2002

STATEMENT NOT APPLICABLE
No outstanding loans as of December 31, 2002.

TFS SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3
DECEMBER 31, 2002

STATEMENT NOT APPLICABLE. TFS Securities, Inc. does not hold customer's funds and/or securities.

Note: Same explanation for information relating to the possession or control requirements pursuant to Rule 15C3-3. Requirement I.

SCHEDULE III

TFS SECURITIES, INC.
REQUIREMENT J: RECONCILIATION
DECEMBER 31, 2002

STATEMENT NOT APPLICABLE:

There were no material differences between the Audited Net Capital computation determined in this report and the broker-dealer's corresponding Unaudited Net Capital computation on the Focus Part IIA, a statement to verify the inadequacies is not needed.

The firm does not compute a reserve computation, as stated in Schedule II of this report. Therefore, no reconciliation is required.

HOLLAND & COMPANY
Certified Public Accountants
411 POMPTON AVENUE
CEDAR GROVE, NEW JERSEY 07009

RICHARD K. HOLLAND, CPA/PFS
WILLIAM S. LOCKWARD, CPA
DANIEL R. HOLLAND, CPA

(973) 857-0666
FAX (973) 857-7135

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15C3-3

Board of Directors
TFS Securities, Inc.
PO Box 487
Lincroft, New Jersey 07738

In planning and performing our audit of the financial statements and supplemental schedules of TFS Securities, Inc. (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguard against loss from

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Holland & Company
Certified Public Accountant
February 26, 2003